[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 18, 2013

VIA EDGAR AND BY HAND

Louis Rambo

Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Delcath Systems, Inc.
Registration Statement on Form S-3 (File No. 333-187230)

Dear Mr. Rambo and Mr. Kruczek:

On behalf of Delcath Systems, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on March 13, 2013.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated April 5, 2013.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

Cover Page

1.	Please revise the cover page to briefly describe the nature of the underwriting arrangement. See Regulation S-K Item 501(b)(8).

The Company has revised the cover page in response to the Staff’s Comment to include the information required by Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 6

2.	Please revise your summary to highlight your accumulated deficit and your history of net losses.

The Company has revised the disclosure on page 6 to highlight the Company’s accumulated deficit and history of net losses in response to the Staff’s Comment.

Important Information Incorporated by Reference, page 8

3.	We note from the cover page of your Form 10-K filed March 13, 2013, that you have incorporated by reference the information required to be disclosed by Part III of that form. Prior to requesting effectiveness of this registration statement, please either file your definitive proxy statement or amend your Form 10-K to include the information required by Part III. See Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Registrant will file its definitive proxy statement which includes the information required by Part III of Form 10-K with the Commission prior to the time it requests the Registration Statement be declared effective by the Staff. Accordingly, the Registration Statement will contain a complete Section 10(a) prospectus in accordance with Securities Act Forms Compliance and Disclosure Interpretation Question 123.01 prior to the time it is declared effective by the Staff.

Plan of Distribution, page 10

4.	Given the nature of the relationship with Cowen and Company disclosed here and Exhibit 1.1, please revise to remove any implication that Cowen may not be an underwriter. In this regard, refer to your disclosure in the second to last paragraph on page 10 that Cowen “may be deemed to be” an underwriter.

The Company has revised the disclosure regarding the Plan of Distribution on page 10 in response to the Staff’s Comment.

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Please contact the undersigned at (212) 735-3416 should you require further information or have any questions.

Very truly yours,

/s/ Andrea L. Nicolas
Andrea L. Nicolas

Enclosures

cc:	Eamonn P. Hobbs, Chief Executive Officer, Delcath Systems, Inc.
Peter J. Graham, Executive Vice President, General Counsel and Global Human
Resources, Delcath Systems, Inc.

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